UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GRUPO SIMEC, S.A.B. de C.V.
Full Name of Registrant

Former Name if Applicable

Calzada Lázaro Cárdenas 601
Address of Principal Executive Office (Street and Number)

Colonia La Nogalera, Guadalajara,
Jalisco, Mexico 44440
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Grupo Simec S.A.B. de C.V. (the “Company”) is unable to file its Form 20-F within the prescribed time period without unreasonable effort or expense due to the fact that the Company's preparation of the financial information in the annual report for inclusion in Form 20-F has not been completed due to overall delays caused by the COVID-19 pandemic. The Company anticipates that it will file its Form 20-F within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mario Moreno Cortez	(52-33)	3770-6734
(Name)	(County and Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

The Company's Annual Report on Form 20-F for the period ended December 31, 2020 was not filed within the prescribed time period.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 28, 2022, the Company issued a press release announcing its results of operations for the twelve-month period ended December 31, 2021 and attached such press release to a Form 6-K that was filed on April 29, 2022 with the United States Securities and Exchange Commission. Any changes in results of operations can be found in that filing.

GRUPO SIMEC, S.A.B. de C.V.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 29, 2022	By	/s/ Mario Moreno Cortez
			Name:	Mario Moreno Cortez
			Title:	Coordinator of Finance

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